EXHIBIT 99.1

RADA Secures $4.7 Million Design Contract for Aircraft Upgrade Program in South America

Press Release
Source: RADA Electronic Industries Ltd.
On Wednesday October 27, 2010, 6:49 am EDT

NETANYA, Israel, Oct. 27, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced that it has signed a contract for avionics installation design, valued at over $4.7 million. This contract is part of an upgrade program for fighter aircraft run by a South American customer, a program for which RADA also supplies various avionics units. Under this contract, RADA will design the installation of all upgraded units in the aircraft as well as support the customer in the implementation of these upgrades.

This contract, which will be carried out during 2011 and 2012, introduces potential future business opportunities for RADA as the customer will also need to purchase installation kits, which RADA produces.

Zvika Alon, RADA CEO, commented: "This contract contributes significantly to our 2010 backlog, serving as a foundation for prolonged growth in the coming years. Likewise, we are pleased with the continued trust our South America customers put in RADA."

Alon added: "In executing this contract, we will be working closely with local companies as well as our customers which, we believe, will enhance our local visibility and improve our relations with our key clients there. This way of doing business has proven its effectiveness for RADA in the past in both South America as well as other locations."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P. Sales & Marketing
+972-9-892-1111
mrkt@rada.com
CCG Israel
Investor Relations Contact
Ehud Helft
Porat Saar
+1 646 233 2161
Rada@ccgisrael.com